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EXHIBIT 3(i)

AMENDMENT TO BY-LAWS

        On January 27, 2004, the Registrant's Board of Directors approved an amendment to Section 12 of the Registrant's By-Laws to increase the minimum number of directors required to serve on the Board from three to six. Section 12, as amended, is set forth below:

        12.   Management Vested in Directors. The business and affairs of this Company shall be managed under the direction of its Board of Directors. Directors shall be elected at the Annual Meeting of Stockholders, and each Director shall be elected to serve until his successor shall be elected and shall qualify, or until his death, resignation or removal. A Director who is an employee of the Corporation shall cease to be a Director concurrent with his termination, resignation or retirement from active employment; provided however, that the Chairman of the Board of Directors may continue to serve until the next Annual Meeting of Stockholders following his retirement from active employment. Non-employee directors shall be ineligible for election or re-election to the Board of Directors after reaching age 70. The Board of Directors shall keep minutes of its meetings and a full account of its transactions. The number of Directors may, by a vote of a majority of the entire Board of Directors, be increased or decreased to such number (not less than six, nor, unless this Section has been amended by the Board, more than 20) as the Board of Directors may deem proper or expedient, but such action shall not affect the tenure of office of any Director.

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  EXHIBIT 3(i)
AMENDMENT TO BY-LAWS